Exhibit 19

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE MONTHS ENDED

MARCH 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three-month periods ended March 31, 2011 and 2010.  This analysis and the accompanying unaudited condensed consolidated interim financial information should be read in conjunction with the audited consolidated financial statements and related notes included in the Company’s 2010 Annual Report.  Results achieved in any interim period are not necessarily reflective of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion, and other statements contained in this Quarterly Report which are not historical facts, may be forward-looking statements within the meaning of the federal securities laws.  Such forward-looking statements involve known and unknown risks and uncertainties.  The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein.  Possible factors which could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in the interest rate environment, unexpected reductions in the size of or collectability of amounts in our loan portfolio, reduced sales or increased redemptions of our securities, unavailability of amounts under our credit facility, federal and state regulatory changes affecting consumer finance companies and unfavorable outcomes in legal proceedings and developments in any of the matters described under “Risk Factors” in our 2010 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time.  The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer loans to individuals in relatively small amounts for short periods of time.  Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate.  As of March 31, 2011, the Company’s business was operated through a network of 252 branch offices located in Alabama, Georgia, Louisiana, Mississippi, South Carolina and Tennessee.  Two additional offices have been opened subsequent to March 31, 2011.

We also offer optional credit insurance coverage to our customers when making a loan.  Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance.  Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time.  Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction.  We write these various insurance policies as an agent for a non-affiliated insurance company.  Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

The Company's operations are subject to various state and federal laws and regulations.  We believe our operations are in compliance with applicable state and federal laws and regulations.

Financial Condition:

Our total assets at March 31, 2011 increased $6.9 million (2%) to $429.0 million from $422.1 million at December 31, 2010, primarily as a result of an increase in the Company’s cash position.  Cash and cash equivalents increased $19.3 million (63%) during the three-month period just ended compared to the prior year end.  The increase in our cash position was mainly due to increases in funds provided from operating activities, investing activities and financing activities.  Management believes the current level of cash and cash equivalents, available borrowings under the Company’s credit facility and cash expected to be generated from operations will be sufficient to meet the Company’s present and foreseeable future liquidity needs.

During the three-month period just ended, the Company experienced a $15.8 million (5%) decline in its loan portfolio, net of the allowance for loan losses.  Our net loan portfolio was $279.1 million at March 31, 2011 compared to $294.9 million at December 31, 2010.  Historically, the Company has experienced lower levels of loan originations during the first quarter of each year.  As the year progresses, loan originations grow and typically peak during the fourth quarter of each year.  This trend in loan originations typically results in a decline in our net loan portfolio during the first quarter of each year.  Included in our net loan portfolio is our allowance for loan losses which reflects Management’s estimate of the level of allowance adequate to cover probable losses inherent in our loan portfolio as of the date of the statement of financial position.  To evaluate the overall adequacy of our allowance for loan losses, we consider the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions.  The ending balance in our allowance for loan losses at March 31, 2011 was at the same level as the balance in the allowance at December 31, 2010.  Management believes this allowance for loan losses continued to be adequate to cover probable losses inherent in the portfolio at both dates; however, unexpected changes in trends or deterioration in economic conditions could result in a re-evaluation, and possibly change in the allowance.  Any increase could have a material adverse impact on our results of operations or financial condition in the future.

A $1.9 million (2%) increase in our investment portfolio at March 31, 2011 compared to the prior year end also contributed to the aforementioned increase in total assets.  The Company's investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds and various municipal bonds.  A significant portion of these investment securities have been designated as “available for sale” (73% as of March 31, 2011 and 85% as of December 31, 2010) with any unrealized gain or loss, net of deferred income taxes, accounted for as accumulated other comprehensive income in the equity section of the Company’s Consolidated Statement of Financial Position.  The remainder of the Company’s investment portfolio represents securities carried at amortized cost and designated as “held to maturity,” as Management has both the ability and intent to hold these securities to maturity.

Other assets declined approximately $1.0 million (7%) at March 31, 2011 compared to December 31, 2010 primarily as a result of to a reduction in reinsurance receivables due to the Company’s insurance subsidiaries.

The Company’s aggregate amount of senior and subordinated debt outstanding at March 31, 2011 was $275.1 million compared to $268.3 million at December 31, 2010.  Higher sales of senior debt securities were the primary reason for the increase.  A portion of the funds generated from the sales were used to repay the $.9 million outstanding balance under the Company’s revolving credit facility at December 31, 2010.

Disbursement of the 2010 incentive bonus during February 2011 was the primary reason for the $5.8 million (28%) decline in accrued expenses and other liabilities at March 31, 2011 compared to the prior year end.

Results of Operations:

During the three-month period ended March 31, 2011, total revenues were approximately $37.9 million compared to $35.4 million during the same period in 2010, resulting in a $2.6 million or 7% increase.  Net income earned was $7.3 million and $4.1 million during the respective comparable periods.  Higher net interest income, lower credit losses and marginal increases in expenses were the primary causes of the growth in revenues and net income.

Net Interest Income

Net interest income totaled $24.4 million for the three-month period ended March 31, 2011 compared to $22.2 million during the same period a year ago.  The $2.2 million (10%) increase was primarily due to additional interest and finance charges earned on a higher level of average net receivables outstanding.  Average net receivables outstanding were $16.1 million higher during the three-month period just ended as compared to the same period a year ago.

Lower borrowing costs also contributed to the aforementioned increase in our net interest income.  Although our average borrowings during the three-month period just ended increased compared to the same period a year ago, the lower interest rate environment allowed the Company to reduce interest expense.  Weighted average borrowing rates on the Company’s debt decreased to 4.28% during the period just ended compared to 5.07% during the same period a year ago.  This decrease in average borrowing rates led to the $.3 million (10%) decrease in interest expense during the comparable periods.

Management projects that, based on historical results, average net receivables will grow through the remainder of the year, and earnings are expected to increase accordingly.  However, a decrease in net receivables, or an increase in interest rates or outstanding borrowings could negatively impact our net interest margin.

Insurance Income

During the three-month period ended March 31, 2011, net insurance income increased $.5 million (7%) compared to the same period a year ago.  Higher levels of insurance in-force led to the increases in net insurance income.  As average net receivables increase, the Company typically sees an increase in levels of insurance in-force as more loan customers opt for insurance coverage with their loan.

Provision for Loan Losses

The Company’s provision for loan losses was $4.6 million for the three-month period ended March 31, 2011 compared to $5.6 million during the three-month period ended March 31, 2010.  The Company’s provision for loan losses represents the level of net charge offs and adjustments to the allowance for loan losses to cover probable credit losses inherent in the outstanding loan portfolio as of the consolidated statement of financial position date.  Determining a proper allowance for loan losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, current and expected net charge offs, delinquency levels, bankruptcy trends and overall general economic conditions.

In the first quarter of 2011, we experienced lower delinquent payment trends and lower bankruptcy trends as compared to the prior year period, which have resulted in lower credit losses during the current year.  The $1.0 million (19%) decrease in our provision for loan losses during the three-month period just ended was primarily caused by lower net charge offs as compared to the same period in 2010.

Management continues to monitor unemployment rates, which have improved slightly, but remain higher than historical averages in the states in which we operate.  Rising gasoline prices are also being monitored.  These factors tend to adversely impact our customers which could have an impact on our loan allowance. Based on present and expected overall economic conditions, however, Management believes the allowance for loan losses is adequate to absorb inherent losses in the loan portfolio as of March 31, 2011.  However continued high levels of unemployment and/or volatile market conditions could cause actual losses to vary from our estimated amounts.  If necessary, Management may determine it is appropriate to increase the allowance for loan losses in future periods, which could have a material negative impact on our results of operations in the future.

Other Operating Expenses

Personnel expense increased $.5 million (4%) during the three-month period ended March 31, 2011 compared to the same period a year ago.  The increase was mainly due to an increase in the accrual for the employee incentive bonus.  Bonus compensation is based on the Company’s overall financial performance as well as performance measures specific to individual employees.  The accrual for the bonus is monitored and adjusted as needed during the year.  An increase in salaries and the Company’s 401(k) contribution also contributed to the increase in personnel expense during the three-month period just ended.

Increases in maintenance expenses and rent expense were the main factors causing an increase in occupancy expense during the comparable periods.  Occupancy expense increased approximately $.1 million (3%) during the three-month period ended March 31, 2011 as compared to the same period a year ago.  The increase was mainly due to the cost associated with the opening of new offices during 2010.

During the three-month period ended March 31, 2011, miscellaneous other operating expenses increased $.1 million (3%) compared to the same period a year ago.  The primary causes of the increase were higher advertising expenditures, increased office supply expenses and increased postage expense.  An increase in charitable contributions made by the Company also contributed to the higher miscellaneous other operating expenses.

Income Taxes

The Company has elected to be, and is, treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather then being taxed at the corporate level.  Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S Corporation status.  Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries.  The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 8% and 13% during the three-month periods ended March 31, 2011 and 2010, respectively.  The lower tax rate experienced during the current year period was due to higher income at the S corporation level which was passed to the shareholders of the Company for tax reporting purposes, whereas income earned at the insurance subsidiary level was taxed at the corporate level.

Quantitative and Qualitative Disclosures About Market Risk:

Interest rates continued to be near historical low levels during the reporting period.  We currently expect only minimal fluctuations in market interest rates during the remainder of the year, thereby minimizing the impact on our net interest margin; however, no assurances can be given in this regard.  Please refer to the market risk analysis discussion contained in our annual report on Form 10-K as of and for the year ended December 31, 2010 for a more detailed analysis of our market risk exposure, which we do not believe has changed materially since such date.

Liquidity and Capital Resources:

As of March 31, 2011 and December 31, 2010, the Company had $50.0 million and $30.7 million, respectively, invested in cash and cash equivalents, the majority of which was held by the Company’s insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary.  State insurance regulations limit the use an insurance company can make of its assets.  Dividend payments to a parent company by its wholly owned insurance subsidiaries are subject to annual limitations and are restricted to the greater of 10% of policyholders’ surplus or statutory earnings before recognizing realized investment gains of the individual insurance subsidiaries.  At December 31, 2010, Frandisco Property and Casualty Insurance Company (“Frandisco P&C”) and Frandisco Life Insurance Company (“Frandisco Life”), the Company’s wholly-owned insurance subsidiaries, had policyholders’ surpluses of $40.7 million and $41.4 million, respectively.  The maximum aggregate amount of dividends these subsidiaries can pay to the Company in 2011, without prior approval of the Georgia Insurance Commissioner, is approximately $8.2 million.  As of March 31, 2011, no dividends have been paid by the subsidiaries.

The majority of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short- and long-term debt securities.  The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public.  In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc.  As amended to date, the credit agreement provides for borrowings of up to $100.0 million, subject to certain limitations, and all borrowings are secured by the finance receivables of the Company.  Available borrowings under the credit agreement were $100.0 million at March 31, 2011, at an interest rate of 3.75%. This compares to available borrowings of $99.1 million at December 31, 2010, at an interest rate of 3.75%.  The credit agreement contains covenants customary for financing transactions of this type.  At March 31, 2011, the Company was in compliance with all covenants.  The agreement is scheduled to expire on September 11, 2013 and any amounts then outstanding will be due and payable on such date.  Management believes this credit facility should provide sufficient liquidity for the continued growth of the Company for the foreseeable future.

The Company was subject to the following contractual obligations and commitments at March 31, 2011:

	Total	Less Than 1 Year	1 to 2 Years	3 to 5 Years	More Than 5 Years
	(In Millions)
Bank Commitment Fee *	$ 1.3	$ .4	$ .5	$ .4	$ -
Senior Notes *	42.6	42.6	-	-	-
Commercial Paper *	179.1	179.1	-	-	-
Subordinated Debt *	65.6	15.9	12.4	37.3	-
Human Resource Insurance & Support Contracts	.3	.3	-	-	-
Operating Leases	12.8	3.5	3.8	5.4	.1
Data Communication Lines Contract **	2.4	2.0	.4	-	-
Software Service Contract **	21.9	2.0	2.5	7.5	9.9
Total	$ 326.0	$ 245.8	$ 19.6	$ 50.6	$ 10.0

* Note: Includes estimated interest at current rates.
** Note: Based on current usage.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s more critical accounting and reporting policies include the allowance for loan losses, revenue recognition and insurance claims reserves.

Allowance for Loan Losses

Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at a level considered adequate to cover probable credit losses inherent in our loan portfolio.

The allowance for loan losses is established based on the determination of the amount of probable losses inherent in the loan portfolio as of the reporting date.  We review, among other things, historical charge off experience factors, delinquency reports, historical collection rates, estimates of the value of the underlying collateral, economic trends such as unemployment rates, gasoline prices and bankruptcy filings and other information in order to make what we believe are the necessary judgments as to probable losses.  Assumptions regarding probable losses are reviewed periodically and may be impacted by our actual loss experience and changes in any of the factors discussed above.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges.  An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals.  Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans.  These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method.  Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis.  Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary.  The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary.  The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies.  Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the consolidated statements of financial position are reserves for incurred but unpaid credit insurance claims for policies written by the Company and reinsured by the Company’s wholly-owned insurance subsidiaries.  These reserves are established based on generally accepted actuarial methods.  In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See Note 1, “Recent Accounting Pronouncements,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of new accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted.  For pronouncements already adopted, any material impacts on the Company’s consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	March 31,	December 31,
	2011	2010
ASSETS

CASH AND CASH EQUIVALENTS	$ 50,005,570	$ 30,701,414

RESTRICTED CASH	6,309,514	3,778,734

LOANS: Direct Cash Loans Real Estate Loans Sales Finance Contracts Less: Unearned Finance Charges Unearned Insurance Premiums and Commissions Allowance for Loan Losses Net Loans	325,776,394 22,497,835 20,545,128 368,819,357 41,244,988 24,336,461 24,110,085 279,127,823	347,445,192 22,967,279 21,694,633 392,107,104 45,811,133 27,211,693 24,110,085 294,974,193

INVESTMENT SECURITIES: Available for Sale, at fair market value Held to Maturity, at amortized cost	58,446,437 21,657,499 80,103,936	66,310,922 11,890,954 78,201,876

OTHER ASSETS	13,429,604	14,407,679

TOTAL ASSETS	$ 428,976,447	$ 422,063,896

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$ 218,829,961	$ 208,492,279
ACCRUED EXPENSES AND OTHER LIABILITIES	15,263,083	21,081,545
SUBORDINATED DEBT	56,264,751	59,779,620
Total Liabilities	290,357,795	289,353,444

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	--	--
Common Stock Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	170,000 --	170,000 --
Accumulated Other Comprehensive Income	1,538,948	1,550,273
Retained Earnings	136,909,704	130,990,179
Total Stockholders' Equity	138,618,652	132,710,452

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 428,976,447	$ 422,063,896

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS (Unaudited)

	Quarter Ended
	March 31,
	2011	2010

INTEREST INCOME	$ 27,346,793	$ 25,450,374
INTEREST EXPENSE	2,943,320	3,288,447
NET INTEREST INCOME	24,403,473	22,161,927

Provision for Loan Losses	4,557,970	5,603,384

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,845,503	16,558,543

NET INSURANCE INCOME Premiums Insurance Claims and Expenses	9,427,386 1,965,573 7,461,813	8,933,781 1,943,997 6,989,784

OTHER REVENUE	1,202,936	977,251

OTHER OPERATING EXPENSES: Personnel Expense Occupancy Expense Other Total	13,234,261 2,763,933 4,571,272 20,569,466	12,727,120 2,679,897 4,445,258 19,852,275

INCOME BEFORE INCOME TAXES	7,940,786	4,673,303

Provision for Income Taxes	652,761	598,997

NET INCOME	7,288,025	4,074,306

RETAINED EARNINGS, Beginning of Period	130,990,179	115,248,067
Distributions on Common Stock	1,368,500	377,260
RETAINED EARNINGS, End of Period	$136,909,704	$118,945,113

BASIC EARNINGS PER SHARE: 170,000 Shares Outstanding for all Periods (1,700 voting, 168,300 non-voting)	$42.87	$23.97

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Three Months Ended
	March 31,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$ 7,288,025	$ 4,074,306

Adjustments to reconcile net income to net cash

provided by operating activities:

Provision for Loan Losses

Depreciation and Amortization

Benefit from Deferred Income Taxes

Other, net

Decrease in Miscellaneous Assets

Decrease in Other Liabilities

Net Cash Provided

	4,557,970 586,329 (109,253) 101,343 988,433 (5,654,938) 7,757,909	5,603,384 629,574 (52,414) 97,757 1,295,284 (1,855,936) 9,791,955

CASH FLOWS FROM INVESTING ACTIVITIES:

Loans originated or purchased

Loan payments

Increase in restricted cash

Purchases of marketable debt securities

Sales of marketable debt securities

Redemptions of marketable debt securities

Fixed asset additions, net

Net Cash Provided

	(52,317,351) 63,605,751 (2,530,780) (11,379,207) 3,085,327 6,190,000 (561,806) 6,091,934	(46,083,996) 59,004,647 (19,522) (5,098,208) 0 1,820,000 (72,265) 9,550,656

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase in senior demand notes

Advances on credit line

Payments on credit line

Commercial paper issued

Commercial paper redeemed

Subordinated debt securities issued

Subordinated debt securities redeemed

Dividends / Distributions

Net Cash Provided (Used)

	1,638,830 3,908,894 (4,808,894) 14,889,526 (5,290,674) 3,762,208 (7,277,077) (1,368,500) 5,454,313	(416,451) 8,689,883 (24,894,192) 13,982,872 (4,473,354) 1,340,960 (4,875,181) (377,260) (11,022,723)

NET INCREASE CASH AND CASH EQUIVALENTS	19,304,156	8,319,888

CASH AND CASH EQUIVALENTS, beginning	30,701,414	26,287,690

CASH AND CASH EQUIVALENTS, ending	$ 50,005,570	$ 34,607,578

Cash paid during the period for: Interest Income Taxes	$ 3,083,670 -	$ 3,288,447 50,000

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2010 and for the year then ended included in the Company's 2010 Annual Report filed with the Securities and Exchange Commission.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company's consolidated financial position as of March 31, 2011 and December 31, 2010 and the consolidated results of its operations and cash flows for the three-month periods ended March 31, 2011 and 2010. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The results of operations for the three months ended March 31, 2011 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period.  The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Unaudited Condensed Consolidated Statements of Income and Retained Earnings.

Recent Accounting Pronouncements:

In January 2010, the FASB issued ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820) (“ASU No. 820”).  ASU No. 820 clarified two existing disclosure requirements and required two new disclosures as follows:  (1) a “gross” presentation of activities relating to a Level 3 reconciliation, which replaced the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and 2 measurements.  The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the gross presentation of the Level 3 information, which is required for annual reporting periods beginning after December 15, 2010, and for interim reporting periods within those years.  The Company adopted the fair value disclosure guidance on January 1, 2010 and there was no material impact on the Company’s financial statements.

In July 2010, the FASB issued ASU No. 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.”  ASU No. 2010-20 requires a greater level of disaggregated information be disclosed about the credit quality of a company’s loans and the Allowance for Loan Losses.  Additional disclosure will be required related to information such as credit quality indicators, nonaccrual and loan delinquency trends, and information related to impaired loans.  ASU 2010-20 became effective December 15, 2010.  The adoption of the additional disclosures did not have a material impact on the Company’s financial statements.

In January 2011, the FASB issued ASU No. 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.  ASU No. 2011-01 temporarily delays the effective date of disclosure about troubled debt restructurings.  The delay is intended to allow the FASB time to complete its deliberations on what constitutes a troubled debt restructuring.  The effective date of the new disclosures about troubled debt restructurings will then be coordinated.  Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011.

Note 2 – Allowance for Loan Losses

The Allowance for Loan Losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management’s approach to estimating and evaluating the allowance for loan losses is primarily on a total portfolio level based on historical loss trends, bankruptcy trends, the level of receivables at the balance sheet date, payment patterns and economic conditions primarily to include, but not limited, unemployment levels and gasoline prices.  Such allowance is, in the opinion of Management, sufficiently adequate for probable losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

The Company classifies delinquent accounts at the end of each month according to the number of installments past due at that time, based on the then-existing terms of the contract.  Accounts are classified in delinquency categories based on the number of days past due.  When three installments are past due, we classify the account as being 60-89 days past due; when four or more installments are past due, we classify the account as being 90 days or more past due.  When a loan becomes five installments past due, it is charged off unless Management directs that it be retained as an active loan. In making this charge off evaluation, Management considers factors such as pending insurance, bankruptcy status and other measures of collectability.  In connection with any bankruptcy court initiated repayment plan and allowed by state regulatory authorities, the Company effectively resets the delinquency rating of each account to coincide with the court initiated repayment plan.  In addition, no installment is counted as being past due if at least 80% of the contractual payment has been paid.  The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

When a loan becomes 60 days or more past due based on its original terms, it is placed in nonaccrual status.  At this time, the accrual of any additional finance charges is discontinued.  Finance charges are then only recognized to the extent there is a loan payment received or until the account qualifies for return to accrual status.  Nonaccrual loans return to accrual status when the loan becomes less than 60 days past due.  There were no loans past due 60 days or more and still accruing interest at March 31, 2011 or December 31, 2010.  The Company’s principal balances on non-accrual loans by loan category at March 31, 2011 and December 31, 2009 are as follows:

Loan Category	March 31 2011	December 31, 2010

Consumer Loans	$ 23,603,950	$ 27,643,405
Real Estate Loans	881,062	1,274,025
Sales Finance Contracts	1,049,631	1,331,137
Total	$ 25,534,643	$ 30,248,567

An age analysis of principal balances on past due loans, segregated by loan class, as of March 31, 2011 and December 31, 2010 follows:

March 31, 2011	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 9,518,606	$ 4,669,762	$ 10,376,470	$ 24,564,838
Real Estate Loans	551,306	279,712	481,397	1,312,415
Sales Finance Contracts	367,058	184,285	496,025	1,047,368
Total	$ 10,436,970	$ 5,133,759	$ 11,353,892	$ 26,924,621

December 31, 2010	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Consumer Loans	$ 10,507,984	$ 5,765,462	$ 12,596,092	$ 28,869,538
Real Estate Loans	563,681	267,090	561,326	1,392,097
Sales Finance Contracts	507,723	265,857	644,219	1,417,799
Total	$ 11,579,388	$ 6,298,409	$ 13,801,637	$ 31,679,434

An analysis of the allowance for loan losses for the three-month periods ended March 31, 2011 and 2010 is shown in the following table:

	Three Months Ended
	Mar. 31, 2011	Mar. 31, 2010
Beginning Balance	$ 24,110,085	$ 26,610,085
Provision for Loan Losses	4,557,970	5,603,384
Charge-offs	(6,743,243)	(7,702,950)
Recoveries	2,185,273	2,099,566
Ending Balance	$ 24,110,085	$ 26,610,085

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair market value.  Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity.  The amortized cost and estimated fair market values of these debt securities were as follows:

	As of March 31, 2011		As of December 31, 2010
	Amortized Cost	Estimated Fair Market Value	Amortized Cost	Estimated Fair Market Value
Available-for-Sale: Obligations of states and political subdivisions Corporate securities	$ 56,459,052 130,316 $ 56,589,368	$ 58,058,177 388,260 $ 58,446,437	$ 64,257,940 130,316 $ 64,388,256	$ 65,933,856 377,066 $ 66,310,922

Held to Maturity: Obligations of states and political subdivisions	$ 21,657,499	$ 21,679,245	$ 11,890,954	$ 12,017,592

Gross unrealized losses on investment securities totaled $254,216 and $161,889 at March 31, 2011 and December 31, 2010, respectively.  The following table provides an analysis of investment securities in an unrealized loss position for which other-than-temporary impairments have not been recognized as of March 31, 2011:

	Less than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 6,523,391	$ 83,374	$ 250,630	$ 2,830	$ 6,774,021	$ 86,204

Held to Maturity:
Obligations of states and political subdivisions	10,369,392	168,012	--	--	10,369,392	168,012

Overall Total	$16,892,229	$ 251,386	$ 250,630	$ 2,830	$17,143,413	$ 254,216

The table above consists of 31 investments held by the Company, the majority of which are rated “A” or higher by Standard & Poor’s.  The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate increases.  The total impairment was less than 1.49% of the fair value of the affected investments at March 31, 2011.  Based on the credit ratings of these investments, the Company’s ability and intent to hold these investments until a recovery of fair value, along with the consideration of whether the Company will be more likely than not required to sell the applicable investment before recovery of fair value, and after considering the severity and duration of the impairments, the Company does not consider the impairment of any of these investments to be other-than-temporary at March 31, 2011.

The Company’s insurance subsidiaries internally designate certain investments to cover their policy reserves and loss reserves.  On June 19, 2008, the Company’s property and casualty insurance subsidiary (“Frandisco P&C”) entered into a trust agreement with Synovus Trust Company, N.A. and Voyager Indemnity Insurance Company (“Voyager”).  The trust was created to hold deposits to cover policy reserves and loss reserves of Frandisco P&C.  In July 2008, Frandisco P&C funded the trust with approximately $20.0 million of investment securities.  This amount changes as required reserves change.  All earnings on assets in the trust are remitted to Frandisco P&C.  Any charges associated with the trust are paid by Voyager.

Note 4 – Fair Value

The following methods and assumptions are used by the Company in estimating fair values for financial instruments:

Cash and Cash Equivalents:     Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.   The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between origination of the instruments and their expected realization.

Loans:  The fair value of the Company’s direct cash loans and sales finance contracts approximates the carrying value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company’s real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates.

Marketable Debt Securities:     The fair value of marketable debt securities is based on quoted market prices.  If a quoted market price is not available, fair value is estimated using market prices for similar securities.  See additional information below regarding fair value under ASC No. 820.

Senior Debt Securities:  The carrying value of the Company’s senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected payment.

Subordinated Debt Securities:  The carrying value of the Company’s variable rate subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.

Under ASC No. 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value.  The Company performs due diligence to understand the inputs and how the data was calculated or derived.  The Company corroborates the reasonableness of external inputs in the valuation process.  To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires significantly more judgment.  We use prices and inputs that are current as of the measurement date, including during periods of market dislocation.  In periods of market dislocation, the observation of prices and inputs may be reduced for many instruments.  This condition could cause an instrument to be reclassified between levels.

Assets measured at fair value as of March 31, 2011 and December 31, 2010 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	3/31/2011	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 388,260 58,058,177 $ 58,446,437	$ 388,260 -- $ 388,260	$ -- 58,058,177 $ 58,058,177	$ -- -- $ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
Description	12/31/2010	(Level 1)	(Level 2)	(Level 3)

Corporate securities Obligations of states and political subdivisions Total	$ 377,066 65,933,856 $ 66,310,922	$ 377,066 -- $ 377,066	$ -- 65,933,856 $ 65,933,856	$ -- -- $ --

Note 5 – Commitments and Contingencies

The Company is involved in various legal proceedings incidental to its business from time to time.  Management makes provisions in its financial statements for such proceedings when, in the opinion of Management, a loss is probable and estimable.  At March 31, 2011, no such known proceedings or amounts, individually or in the aggregate, were material to the condensed financial statements.

Note 6 – Income Taxes

Effective income tax rates were 8% and 13% during the three-month periods ended March 31, 2011 and 2010, respectively.  The Company has elected to be, and is, treated as an S Corporation for income tax reporting purposes.  Taxable income or loss of an S Corporation is passed through to, and included in the individual tax returns of the shareholders of the Company, rather than being taxed at the corporate level.  Notwithstanding this election, income taxes are reported for, and paid by, the Company's insurance subsidiaries, as they are not allowed by law to be treated as S Corporations, as well as for the Company in Louisiana, which does not recognize S Corporation status.  The tax rates of the Company’s insurance subsidiaries are below statutory rates due to (i) certain benefits provided by law to life insurance companies, which reduce the effective tax rates and (ii) investments in tax exempt bonds held by the Company’s property insurance subsidiary.

Note 7 – Other Comprehensive Income

Total comprehensive income was $7.3 million for the three-month period ended March 31, 2011, as compared to $4.0 million for the same period in 2010.

Accumulated other comprehensive income consisted solely of unrealized gains and losses on investment securities available for sale, net of applicable deferred taxes.  The Company recorded $11,325 in other comprehensive losses during the three-month period ended March 31, 2011 as compared to $57,134 in other comprehensive losses during the three-month period ended March 31, 2010.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a loan and security agreement with Wells Fargo Preferred Capital, Inc., as agent and lender (“Wells Fargo”) (the “credit agreement”), which provides for maximum borrowings of $100.0 million or 80% of the Company’s net finance receivables (as defined in the credit agreement), whichever is less.  The credit agreement has a commitment maturity date of September 11, 2013.  The credit agreement contains covenants customary for financing transactions of this type.  The Company was in compliance with all covenants at March 31, 2011.  Borrowings under the credit agreement are secured by the Company’s finance receivables.  Available borrowings under the credit agreement were $100.0 million at March 31, 2011 compared to $99.1 million at December 31, 2010.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties.  Please refer to the disclosure contained under the heading “Certain Relationships and Related Transactions” in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2010 for additional information on such transactions.

Note 10 – Segment Financial Information

Effective January 1, 2011, Management realigned its business.  The Company now has five reportable segments:  Division I through Division V.  Each segment consists of a number of branch offices that are aggregated based on vice president responsibility and geographic location.  Division I consists of offices located in South Carolina.  Offices in North Georgia comprise Division II, Division III consists of offices in South Georgia.  Division IV represents our Alabama and Tennessee offices, and our offices in Louisiana and Mississippi encompass Division V.

Accounting policies of each of the segments are the same as those described in the summary of significant accounting policies.  Performance is measured based on objectives set at the beginning of each year and include various factors such as segment profit, growth in earning assets and delinquency and loan loss management.  All segment revenues result from transactions with third parties.  The Company does not allocate income taxes or corporate headquarter expenses to the segments.

In accordance with the requirements of ASC 280, “Segment Reporting,” the following table summarizes revenues, profit and assets by business segment.  Also in accordance therewith, a reconciliation to consolidated net income is also provided.

	Division	Division	Division	Division	Division
	I	II	III	IV	V	Total
	(in Thousands)
Segment Revenues:
3 Months ended 3/31/2011	$ 4,718	$ 8,857	$ 9,120	$ 6,913	$ 6,162	$ 35,770
3 Months ended 3/31/2010	4.266	8,018	8,816	6,383	5,620	33,103

Segment Profit:
3 Months ended 3/31/2011	$ 1,505	$ 3,834	$ 3,808	$ 2,624	$ 2,412	$ 14,183
3 Months ended 3/31/2010	1,083	2,749	3,466	1,272	1,697	10,267

Segment Assets:
3/31/2011	$ 38,465	$79,822	$82,060	$ 72,398	$49,553	$ 322,298
3/31/2010	36,278	75,989	81,496	66,618	45,082	305,463

			3 Months Ended 3/31/2011 (in Thousands)	3 Months Ended 3/31/2010 (in Thousands)
Reconciliation of Profit:
Profit per segments			$ 14,183	$ 10,267
Corporate earnings not allocated			2,208	2,258
Corporate expenses not allocated			(8,450)	(7,852)
Income taxes not allocated			(653)	(599)
Net income			$ 7,288	$ 4,074

BRANCH OPERATIONS

Ronald F. Morrow	Vice President
Virginia K. Palmer	Vice President
J. Patrick Smith, III	Vice President
Marcus C. Thomas	Vice President
Michael J. Whitaker	Vice President
Joseph R. Cherry	Area Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Joe Daniel	Jerry Hughes	Brian McSwain
Bert Brown	Loy Davis	Judy Landon	Marty Miskelly
Ron Byerly	Carla Eldridge	Sharon Langford	Larry Mixson
Keith Chavis	Shelia Garrett	Jeff Lee	Mike Olive
Janice Childers	Brian Gray	Tommy Lennon	Hilda Phillips
Rick Childress	Harriet Healey	Jimmy Mahaffey	Jennifer Purser
Bryan Cook	Brian Hill	John Massey	Henrietta Reathford
Richard Corirossi	David Hoard	Judy Mayben	Michelle Rentz
Jeremy Cranfield	Gail Huff	Vicky McCleod	Lynn Vaughan

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Huntsville (2)	Opp	Scottsboro
Albertville	Center Point	Fayette	Jasper	Oxford	Selma
Alexander City	Clanton	Florence	Moody	Ozark	Sylacauga
Andalusia	Cullman	Fort Payne	Moulton	Pelham	Troy
Arab	Decatur	Gadsden	Muscle Shoals	Prattville	Tuscaloosa
Athens	Dothan (2)	Hamilton	Opelika	Russellville (2)	Wetumpka

GEORGIA
Adel	Canton	Dahlonega	Gray	Madison	Statesboro
Albany	Carrollton	Dalton	Greensboro	Manchester	Stockbridge
Alma	Cartersville	Dawson	Griffin	McDonough	Swainsboro
Americus	Cedartown	Douglas (2)	Hartwell	Milledgeville	Sylvania
Athens (2)	Chatsworth	Douglasville	Hawkinsville	Monroe	Sylvester
Bainbridge	Clarkesville	East Ellijay	Hazlehurst	Montezuma	Thomaston
Barnesville	Claxton	Eastman	Helena	Monticello	Thomson
Baxley	Clayton	Eatonton	Hinesville (2)	Moultrie	Tifton
Blairsville	Cleveland	Elberton	Hiram	Nashville	Toccoa
Blakely	Cochran	Fitzgerald	Hogansville	Newnan	Valdosta
Blue Ridge	Colquitt	Flowery Branch	Jackson	Perry	Vidalia
Bremen	Commerce	Forsyth	Jasper	Pooler	Villa Rica
Brunswick	Conyers	Fort Valley	Jefferson	Richmond Hill	Warner Robins
Buford	Cordele	Gainesville	Jesup	Rome	Washington
Butler	Cornelia	Garden City	LaGrange	Royston	Waycross
Cairo	Covington	Georgetown	Lavonia	Sandersville	Waynesboro
Calhoun	Cumming	Glennville	Lawrenceville	Savannah	Winder

BRANCH OPERATIONS
(Continued)

LOUISIANA
Alexandria	DeRidder	Houma	Marksville	Natchitoches	Prairieville
Bossier City	Eunice	Jena	Minden	New Iberia	Ruston
Crowley	Franklin	Lafayette	Monroe	Opelousas	Slidell
Denham Springs	Hammond	Leesville	Morgan City	Pineville	Winnsboro

MISSISSIPPI
Batesville	Columbus	Hazlehurst	Kosciusko	Newton	Ripley
Bay St. Louis	Corinth	Hernando	Magee	Oxford	Senatobia
Booneville	Forest	Houston	McComb	Pearl	Starkville
Brookhaven	Grenada	Iuka	Meridian	Philadelphia **	Tupelo
Carthage	Gulfport	Jackson	New Albany	Picayune	Winona
Columbia	Hattiesburg

SOUTH CAROLINA
Aiken	Chester	Greenville	Manning	North Greenville	Summerville
Anderson	Columbia	Greenwood	Marion	Orangeburg	Sumter
Batesburg- Leesvile	Conway	Greer	Moncks Corner	Rock Hill	Union
Cayce	Dillon	Hartsville *	Newberry	Seneca	Walterboro
Camden	Easley	Lancaster	North Augusta	Simpsonville	Winnsboro
Charleston	Florence	Laurens	North Charleston	Spartanburg	York
Cheraw	Gaffney	Lexington

TENNESSEE
Alcoa	Cleveland	Elizabethton	Knoxville	Lenior City	Newport
Athens	Crossville	Johnson City	LaFollette	Madisonville	Sparta
Bristol	Dayton	Kingsport

______________________
* Opened April 7, 2011
** Opened May 2, 2011

DIRECTORS

Ben F. Cheek, III Chairman and Chief Executive Officer 1st Franklin Financial Corporation	C. Dean Scarborough Realtor

Ben F. Cheek, IV Vice Chairman 1st Franklin Financial Corporation	Dr. Robert E. Thompson Retired Physician

A. Roger Guimond Executive Vice President and Chief Financial Officer 1st Franklin Financial Corporation	Keith D. Watson Vice President and Corporate Secretary Bowen & Watson, Inc.

John G. Sample, Jr. Senior Vice President and Chief Financial Officer Atlantic American Corporation

EXECUTIVE OFFICERS

Ben F. Cheek, III Chairman and Chief Executive Officer

Ben F. Cheek, IV Vice Chairman

Virginia C. Herring President

A. Roger Guimond Executive Vice President and Chief Financial Officer

J. Michael Culpepper Executive Vice President and Chief Operating Officer

C. Michael Haynie Executive Vice President - Human Resources

Kay S. Lovern Executive Vice President – Strategic and Organization Development

Chip Vercelli Executive Vice President – General Counsel

Lynn E. Cox Vice President / Corporate Secretary and Treasurer

LEGAL COUNSEL

Jones Day 1420 Peachtree Street, N.E. Suite 800 Atlanta, Georgia 30309-3053

AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303